Exhibit 99.1

Dubai 08 December 2022

Dear Colleagues of the Board of Directors of Brooge Energy Limited,

I am tendering my resignation as CEO and a director of Brooge Energy Limited (“Company”) effective today. This resignation includes all positions with the Company and any subsidiaries.

I will be joining BPGIC Holdings on a full-time basis, and I have entered into an employment agreement with BPGIC Holdings that is effective at the earlier of (i) the time the Company’s contemplated going private transaction is completed or (ii) February 25, 2023.

I am available on an as needed basis to assist in the transition of any on-going Company matters.

I want to thank my fellow Board members for their invaluable advice over the years and our employees for their incredible dedication to the Company.

Sincerely,

/s/ Nicolaas L. Paardenkooper

Nicolaas L. Paardenkooper